UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-26524

CUSIP NUMBER
545731200

(Check One): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K   ☑Form 10-Q  ☐Form N-SAR   ☐Form N-CSR
For Period Ended:   September 30, 2008
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
LOUD Technologies Inc.

Full Name of Registrant

Former Name if Applicable
16220 Wood-Red Road, N.E.

Address of Principal Executive Office (Street and Number)
Woodinville, Washington 98072

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          LOUD Technologies Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”) without unreasonable effort or expense. On October 21, 2008, the Company announced in a Current Report on Form 8-K the commencement of an independent investigation led by the audit committee of the Company’s board of directors into the circumstances surrounding the filing of the Company’s Form 10-K/A on July 25, 2008 and the appropriateness of the disclosures contained therein. In addition, that Form 8-K disclosed that the Company was in the process of evaluating the effectiveness of its controls and how the disclosures in the Form 10-K/A should be amended. In addition, on November 6, 2008, the Company indicated in a Current Report on Form 8-K that as a result of the Company’s evaluation of the effectiveness of its controls, the Company is also considering how to amend its disclosure in Item 4 and Item 4T of its Quarterly Reports on Form 10-Q for the quarterly periods ending March 31, 2008, and June 30, 2008. The Company’s delay in filing the Form 10-Q for the quarter ended September 30, 2008 is due principally to:
•	the ongoing investigation by the audit committee and the need to complete that investigation;

•	the Company’s ongoing evaluation of its controls and management’s need for more time to complete its assessment of the effectiveness of its disclosure controls and procedures and to prepare the related disclosures required to be included in the Form 10-Q;

•	the need to complete all steps and tasks necessary to finalize the Company’s interim financial statements for the three- and nine-month periods covered by the Form 10-Q and the other disclosures required to be included in that filing; and

•	the need for the Company’s independent registered public accounting firm to perform its review of the interim financial statements contained in the Form 10-Q.
The Company is working diligently to prepare and file the Form 10-Q, including completing the processes related to such filing, but is unable to predict when it will do so.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

David Olson	(425)	487-4333

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company’s net sales for the quarter ended September 30, 2008 are expected to be approximately 12% below the comparable period of 2007 due to slowing market conditions for the products sold by the Company, as well as supply chain constraints limiting the flow of product from contract manufacturers. The Company expects to report a net loss for the quarter that is anticipated to be approximately 340% larger than the net loss for comparable period of 2007.  The increased loss was due primarily to reduced gross margins dollars associated with the lower sales volumes and to writedowns of inventory, goodwill and intangibles related to the sale of its SLM Marketplace, Austin Guitar and Knilling Instrument businesses.
The Company is highly leveraged and maintains a senior credit facility that is critical to its liquidity, growth and ongoing operations.  The financing agreement relating to this credit facility includes certain financial covenants and ratios. From time to time, the Company has been in breach of certain of these financial covenants and has received forbearances from the lender, entered into waiver agreements with respect to the defaults and amended the financing agreement.  For example, we were in default of certain financial covenants as of the end of the quarter ended September 30, 2008, for which we obtained waivers, as disclosed in a Current Report on Form 8-K filed on November 6, 2008. Based upon the Company’s financial performance in recent periods, there can be no assurances that it will remain in compliance with the terms of the financing agreement.

LOUD Technologies Inc..
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 17, 2008	By: Name:	/s/ DAVID OLSON David Olson
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)